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                        TO CONRAIL SHAREHOLDERS:

                 Give Conrail a vote they can't ignore:

                                AGAINST

   [Graphic: Box with checkmark with the words "Vote Against" directly below the box.] Vote AGAINST Conrail's proposal to "opt out" of Pennsylvania's Fair Value Statute.

   [Graphic: Box with checkmark with the words "Vote Against" directly below the box.] Vote AGAINST Conrail's proposal to adjourn the special meeting if the vote isn't going Conrail's way.

         Norfolk Southern's offer is worth fighting for.
         Your vote against Conrail's proposals will help preserve the benefits of Norfolk Southern's $110 per share, all-cash offer. Norfolk Southern's offer is worth 22% more than CSX's problematic part-cash, part-shares offer.* CSX's offer requires you to wait for regulatory approval before CSX can acquire the 75% of Conrail stock remaining in the hands of shareholders. And there's no downside protection at all if CSX stock declines in price.

         Norfolk Southern's offer won't go away.
         CSX and Conrail wish we'd go away. They want you to think we won't be there. But we're gong to stick this one out. Conrail shareholders can help support us by voting AGAINST Conrail's proposals.
              Tell the Conrail Board that you want Norfolk Southern's superior $110 per share, all-cash offer -- with prompt payment into a voting trust. Tell them to stop trying to force the inferior CSX deal on Conrail shareholders.

                    Defend the value of your shares.
         Vote now on Norfolk Southern's GOLD proxy card AGAINST
  Conrail's proposals to "opt out" of Pennsylvania's Fair Value Statute and to adjourn the special meeting. Be sure Norfolk Southern receives your proxy before December 23.


[Norfolk Southern Logo]

   Important: If you have any questions, please call our solicitor, Georgeson & Company Inc. toll free at 1-800-223-2064. Banks and brokers call 212-440-9800.


   * Based on the closing price of CSX common stock on December 12, 1996.


December 13, 1996